FOR IMMEDIATE RELEASE

Pacific Internet Limited supports announcement by

Infocomm Development Authority (IDA) to invite Public Comment on potential Connect Holdings Limited Offer

SINGAPORE, 9 March 2007 – Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today said that it welcomes the Infocomm Development Authority’s (IDA) Public Consultation initiative to gather industry and public feedback on the impact on competition in the Singapore telecommunications market as a result of the proposed non-horizontal consolidation between Connect Holdings Limited (“Connect”) and Pacific Internet.

Under Singapore’s Telecom Competition Code (“Telecoms Code”), IDA’s approval is required for the acquisition of an interest in a licensee (Pacific Internet) that would result in the acquiring party (Connect) holding at least 30 per cent in the licensee. The public consultation process is provided for in the Telecoms Code and may be called at the sole discretion of the IDA. IDA issued a public consultation paper on 27 February 2007. The deadline for the submission of feedback is 12.00 noon on 12 March 2007. More details are available at http://www.ida.gov.sg/PoliciesandRegulation/20060424152019.aspx

President and Chief Executive Officer, Pacific Internet Limited, Mr Phey Teck Moh, said, “The IDA public consultation is an important platform for the industry and the public to raise salient points and provide feedback to the regulator, prior to it coming to a decision on whether to approve or deny the consolidation application. We are committed to ensuring the highest standards of corporate transparency. As one of the pre-conditions before Connect proceeds to make an offer is the obtaining of IDA approval, it is important that our shareholders are kept informed of the status.”

As part of the IDA approval process, a competition consultant – CRA International – was engaged by Pacific Internet and Connect to provide a report on the impact of the proposed acquisition of Pacific Internet by Connect. CRA International’s report was made only in relation to the regulatory competitive aspects of the consolidation. CRA International’s report was included in a submission required to be made by Pacific Internet and Connect to the IDA. The findings and conclusion of the report are independent of any views and recommendations of the Independent Directors of Pacific Internet on the proposed offer by Connect.

Neither Pacific Internet nor its Board of Directors has taken any position on the Connect Pre-conditional Voluntary General Offer. If, and when, a formal Offer is made by Connect, the Independent Directors of Pacific Internet will appoint an Independent Financial Advisor (IFA) in accordance with the requirements of the Singapore Code on Takeovers and Mergers and issue its recommendation/s to shareholders.

-End-

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investor & Analyst Contact

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct: +65 6771 0780; Mobile: +65 9798 6077

Email: investor@pacific.net.sg

Media Contact

Bernard Ho

Senior Corporate Communications Manager

Pacific Internet Limited

DID: +65 6771 0433; Mobile: +65 9782 3393

Email: bernard.ho@pacific.net.sg

Cautionary Statement

PacNet notes that no offer has been made by Connect Holdings Limited. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the PacNet in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, PacNet’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, PacNet’s Recommendation Statement and other documents that PacNet intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

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